SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-35223
_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On March 28, 2024, BioLineRx Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance and sale in a registered direct offering of 7,500,000 of the Company’s American Depositary Shares (the “ADSs”) and warrants to purchase up to an aggregate of 7,500,000 ADSs (the “Warrants”), at a combined purchase price of $0.80 per ADS and accompanying Warrant, for aggregate net proceeds of approximately $5.4 million, after deducting the fees of the Placement Agent (as defined below) and offering expenses payable by the Company, and excluding any proceeds that may be received upon exercise of the Warrants. Each ADS represents fifteen (15) ordinary shares, par value NIS 0.10 per share, of the Company.

The offering is expected to close on or about April 1, 2024, subject to the satisfaction of customary closing conditions, or the Closing Date.

Each Warrant will be immediately exercisable upon issuance and will have a 5-year term from the issuance date. The exercise price of each Warrant is $0.80 per ADS, subject to adjustment as set forth therein. The Warrants may be exercised on a cashless basis if at the time of exercise thereof there is no effective registration statement registering the ADSs underlying the Warrants.

A holder of the warrants (together with its affiliates) may not exercise any portion of the Warrants to the extent that such person would own more than 4.99% (or, at the Investor’s option upon issuance, 9.99%) of the Company’s outstanding ordinary shares immediately after exercise. However, upon prior notice from the holder to the Company, a holder may increase or decrease the amount of ownership of outstanding ordinary shares up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Securities Exchange Act of 1934, as amended, provided that any increase shall not be effective until 61 days following notice to the Company.

Under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 90 days following the closing of the offering, or the Company Standstill Period, subject to certain customary exceptions, provided that if the volume weighted average price of the Company’s ADSs is equal to or greater than $1.60 (as adjusted for reverse and forward share splits, share dividends, share combinations and other similar transactions of ADSs and/or ordinary shares that occur after the date of the Purchase Agreement) on any trading day after the 60th day following the Closing Date, then the Company Standstill Period shall automatically terminate on the next trading day thereafter. In addition, subject to certain exceptions, the Purchase Agreement provides that until such time as no investors in this offering hold any of the Warrants, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, except that except that (i) the Company may enter into an at–the-market facility or offering program following expiration of the Company Standstill Period, (ii) any sales pursuant to any existing or future at-the-market facility or offering program from the end of the Company Standstill Period through and including the six month anniversary of the Closing Date may only be made at a price above $1.50 (as adjusted for reverse and forward share splits, share dividends, share combinations and other similar transactions of ADSs and/or the ordinary shares that occur after the date of the Purchase Agreement) and (iii) any sales pursuant to any existing or future at-the market facility or offering program after the six month anniversary of the Closing Date may be made at any price and without any limitations.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

JonesTrading Institutional Services LLC (the “Placement Agent”) acted as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 6% of the gross proceeds from the sale of the ADSs and associated warrants in the offering. The Company has also agreed to reimburse the Placement Agent for reasonable legal fees and disbursements incurred by the Placement Agent not to exceed an aggregate of $75,000.

The securities described above and to be issued in the registered direct offering are being issued pursuant to a prospectus supplement dated as of March 28, 2024 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-276323) (the “Registration Statement”), which became effective on January 5, 2024, and the base prospectus dated as of January 5, 2024 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs, ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreement and Warrants are subject to, and qualified in their entirety by the complete text of such documents attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinions of FISCHER (FBC & Co.) and Greenberg Traurig, P.A. relating to the legality of the securities are attached as Exhibit 5.1 and Exhibit 5.2 hereto.

On April 1, 2024, the Company announced it has entered into a definitive agreement to receive gross proceeds of approximately $6 million. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including all exhibits hereto except for Exhibit 99.1, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about April 1, 2024. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit No.	Description

5.1	Opinion of FISCHER (FBC & Co.)

5.2	Opinion of Greenberg Traurig, P.A.

10.1	Form of Securities Purchase Agreement dated as of March 28, 2024 between BioLineRx Ltd. and the investors listed therein

10.2	Form of Warrant to be issued by BioLineRx Ltd. on April 1, 2024

23.1	Consent of FISCHER (FBC & Co.) (contained in Exhibit 5.1)

23.2	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.2)

99.1	Press Release, dated April 1, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: April 1, 2024